Exhibit 99.1

Management’s Discussion and Analysis
for the quarter ended December 29, 2012

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its first fiscal quarter ended December 29, 2012. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 29, 2012, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2012, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at January 31, 2013, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Sales	401	407	415	443	376	-	-	-
Freight and other deductions	53	57	59	63	50	-	-	-
Lumber export taxes	2	3	1	1	1	-	-	-
Cost of sales	316	326	311	337	286	-	-	-
SG&A	18	18	18	20	19	-	-	-
Share-based compensation	-	1	(1)	(1)	1	-	-	-
Adjusted EBITDA	12	2	27	23	19	-	-	-
Depreciation & amortization	12	10	11	13	11	-	-	-
Other items	2	(5)	2	51	1	-	-	-
Operating earnings (loss)	(2)	(3)	14	(41)	7	-	-	-
Interest, foreign exchange & other	10	10	7	14	7	-	-	-
Exchange loss (gain) on long-term debt	(2)	(6)	8	(13)	4	-	-	-
Pre-tax loss	(10)	(7)	(1)	(42)	(4)	-	-	-
Income tax expense	6	7	4	5	6	-	-	-
Net loss	(16)	(14)	(5)	(47)	(10)	-	-	-

BUSINESS SEGMENTS

During the December 2012 quarter, the Company reorganized its internal reporting structure, which impacted segment disclosure included in the current period financial statements and MD&A. Prior to the change, the Company had reported the results of the Skookumchuck, BC, Northern Bleached Softwood Kraft (NBSK) pulp mill as part of the Specialty Cellulose and Chemical Pulp segment. Subsequent to the organizational change, the mill has been regrouped with the high-yield pulp mills in a new segment called Paper Pulp. The Specialty Cellulose and Chemical Pulp segment has been renamed Specialty Cellulose Pulp. Comparative prior period segment information has been restated in the interim financial statements to conform to the new presentation. The following summarizes fiscal 2012 quarterly and total year financial results of the two new segments that will be utilized as comparables in fiscal 2013.

	($ millions)
					TOTAL
	Dec 11	Mar 12	Jun 12	Sep 12	2012
Specialty Cellulose Pulp
Sales	123	133	124	127	507
Freight and other deductions	10	9	11	10	40
Cost of sales	84	91	91	86	352
SG&A	4	5	5	6	20
Adjusted EBITDA	25	28	17	25	95
Depreciation and amortization	2	2	3	4	11
Operating earnings	23	26	14	21	84

Paper Pulp
Sales	103	120	144	140	507
Freight and other deductions	20	25	29	31	105
Cost of sales	88	107	106	126	427
SG&A	2	1	3	1	7
Adjusted EBITDA	(7)	(13)	6	(18)	(32)
Depreciation and amortization	6	5	6	6	23
Other item - impairment of Chetwynd pulp mill	-	-	-	50	50
Operating loss	(13)	(18)	-	(74)	(105)

ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The current period balance sheet classifies the assets and liabilities related to the Skookumchuck Northern Bleached Softwood Kraft (NBSK) pulp mill as “held for sale”. This reclassification is required by IFRS as the Company is currently engaged in a formal sales process and expects to sell the facility within the twelve-month time frame specified under IFRS rules.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	September	December	Total	Price	Volume & Mix
	2012	2012	Variance	Variance	Variance
Forest Products	108	101	(7)	(1)	(6)
Specialty Cellulose Pulp	127	103	(24)	2	(26)
Paper Pulp	140	117	(23)	(1)	(22)
Paper	96	78	(18)	-	(18)
Corporate	5	4	(1)	-	(1)
	476	403	(73)	-	(73)
Less: Intersegment Sales	(33)	(27)	6
Sales	443	376	(67)

Sales decreased by $67 million as compared to the prior quarter. Currency had a small negative effect on pricing as the Canadian dollar averaged US $1.009, a 0.6% increase from US $1.003 in the prior quarter. Forest Products segment sales decreased by $7 million on lower lumber shipments. Specialty Cellulose Pulp segment sales decreased by $24 million due to lower shipments. Paper Pulp segment sales decreased by $23 million due to lower shipments. Paper segment sales decreased by $18 million due to lower shipments.

ADJUSTED EBITDA
$ millions	September	December	Total	Price	Cost & Volume
	2012	2012	Variance	Variance	Variance
Forest Products	8	2	(6)	(1)	(5)
Specialty Cellulose Pulp	25	18	(7)	2	(9)
Paper Pulp	(18)	-	18	(1)	19
Paper	14	6	(8)	-	(8)
Corporate	(6)	(7)	(1)	-	(1)
	23	19	(4)	-	(4)

Adjusted EBITDA decreased by $4 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA declined by $6 million as a result of higher costs. Specialty Cellulose Pulp segment adjusted EBITDA declined by $7 million due to higher costs. Paper Pulp segment adjusted EBITDA improved by $18 million due to lower costs. Paper segment adjusted EBITDA decreased by $8 million as a result of higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	September	December	Total	EBITDA	Depreciation	Other Items
	2012	2012	Variance	Variance	Variance	Variance
Forest Products	6	-	(6)	(6)	-	-
Specialty Cellulose Pulp	21	15	(6)	(7)	1	-
Paper Pulp	(74)	(5)	69	18	1	50
Paper	13	5	(8)	(8)	-	-
Corporate	(7)	(8)	(1)	(1)	-	-
	(41)	7	48	(4)	2	50

The Company generated operating earnings of $7 million compared to an operating loss of $41 million in the prior quarter. The previously noted decline in adjusted EBITDA was more than offset by a $50 million favourable variance in other items. The prior quarter results were negatively impacted by an impairment charge of $50 million relating to the property, plant and equipment of the Chetwynd, BC, high-yield pulp mill. A more detailed explanation of segment variances is included in the analysis that follows.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	September	December
	2012	2012	Variance
Financial ($ millions)
Sales (1)	108	101	(7)

Freight and other deductions	9	9	-
Lumber export taxes	1	1	-
Cost of sales (1)	86	86	-
SG&A	4	3	1
Adjusted EBITDA	8	2	(6)
Depreciation and amortization	2	2	-
Operating earnings	6	-	(6)

Shipments
SPF lumber (mmbf)	195	190	(5)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	403	426	23
KD stud delivered G.L. (US $ per mbf)	394	376	(18)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $2 million on sales of $101 million for the quarter ended December 29, 2012, compared to adjusted EBITDA of $8 million on sales of $108 million in the prior quarter. Sales decreased by $7 million due primarily to lower shipments of lumber and sawmill by-products.

Demand for SPF lumber was stable with shipments equal to 84% of capacity, as compared to 86% in the prior quarter. US $ reference prices for random lumber increased by US $23 per mbf while stud lumber decreased by US $18 per mbf. Currency was slightly negative as the Canadian dollar averaged US $1.009, a 0.6% increase from US $1.003 in the prior quarter. When combined with a lower sales mix factor, the net price effect was a decrease in adjusted EBITDA of $1 million or $5 per mbf. During the most recent quarter, several of the sawmills experienced planned downtime during the Christmas holiday period, increasing costs by approximately $2 million. The winter months are also seasonally higher cost periods for the sawmills. In total, mill level manufacturing costs increased by $5 million.

During the December 2012 quarter, the Company incurred $1 million of lumber export taxes, on shipments of lumber to the United States, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the December 2012 quarter, the Company incurred a tax of 3.6% on its lumber shipments, also unchanged from the prior quarter.

The Forest Products segment generated nil operating earnings as compared to operating earnings of $6 million in the prior quarter. The previously noted decline in adjusted EBITDA accounted for the decline in operating results.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	September	December
	2012	2012	Variance
Financial ($ millions)
Sales - Pulp	100	81	(19)
Sales - Chemicals	27	22	(5)
	127	103	(24)

Freight and other deductions	10	7	3
Cost of sales	86	73	13
SG&A	6	5	1
Adjusted EBITDA	25	18	(7)
Depreciation and amortization	4	3	1
Operating earnings	21	15	(6)

Shipments
Specialty cellulose pulp (000's tonnes)	66	51	(15)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $18 million on sales of $103 million for the quarter ended December 29, 2012, compared to adjusted EBITDA of $25 million on sales of $127 million in the prior quarter. The $19 million decline in pulp sales was due to lower shipments of specialty and viscose grades. US dollar and euro prices for specialty grades and viscose grades were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening by 3.2% versus the euro, Canadian dollar equivalent pricing increased by $2 million or $39 per tonne sold.

The specialty cellulose market conditions remained favourable. Specialty cellulose shipments were equal to 65% of capacity as compared to 84% in the prior quarter. The relatively low level of shipments in the December 2012 quarter was due in part to the annual maintenance shutdown at the Temiscaming mill, which lasted 10 days. Inventories also increased by 4,700 tonnes due to logistical delays in shipping orders in the latter part of the quarter. Mill manufacturing costs increased by $6 million due primarily to annual planned maintenance at the Temiscaming facility. The balance of the decline in adjusted EBITDA relates to the previously noted decline in shipments.

Finished goods inventories were at approximately 35 days of supply at the end of December 2012, up from 29 days at the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million compared to operating earnings of $21 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the lower operating earnings.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – PAPER PULP

	September	December
	2012	2012	Variance
Financial ($ millions)
Sales (1)	140	117	(23)

Freight and other deductions	31	23	8
Cost of sales (1)	126	92	34
SG&A	1	2	(1)
Adjusted EBITDA	(18)	-	18
Depreciation and amortization	6	5	1
Other item - impairment of Chetwynd pulp mill	50	-	50
Operating loss	(74)	(5)	69

Shipments
NBSK pulp (000's tonnes)	57	56	(1)
High-yield pulp (000's tonnes)	165	134	(31)
Internal (000's tonnes)	20	15	(5)
Total	242	205	(37)

Reference Prices
NBSK - delivered China (US $ per tonne)	630	662	32
BEK - delivered China (US $ per tonne)	635	627	(8)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated nil adjusted EBITDA on sales of $117 million for the quarter ended December 29, 2012, compared to negative adjusted EBITDA of $18 million on sales of $140 million in the prior quarter. The $23 million decline in sales was due primarily to lower shipments as a result of the idling of the Chetwynd high-yield pulp mill that occurred in the prior quarter.

Market conditions for paper pulp remained relatively weak. The benchmark price (delivered China) for Northern Bleached Softwood Kraft (NBSK) increased by US $32 per tonne while reference prices for bleached eucalyptus kraft (BEK) declined by US $8 per tonne. Currency was also a slight negative as the Canadian dollar averaged US $1.009, a 0.6% increase from US $1.003 in the prior quarter. Overall, paper pulp prices were relatively unchanged, declining by $5 per tonne and reducing adjusted EBITDA by $1 million. Paper pulp shipments were equal to 98% of capacity as compared to 91% in the prior quarter. Mill level manufacturing costs declined by $11 million. In the prior quarter, the Skookumchuck NBSK mill had undergone its annual maintenance outage, which lasted seven days. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $5 million in the prior quarter. In the December 2012 quarter, increasing selling prices led to an increase of $2 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. This is the opposite of what occurred in the prior quarter when declining selling prices had led to a $3 million decrease in the carrying values of finished goods and raw materials. Paper Pulp inventories were at 29 days of supply at the end of December 2012, as compared to 36 days at the end of September 2012.

The Paper Pulp segment generated an operating loss of $5 million compared to an operating loss of $74 million in the prior quarter. In addition to the previously noted improvement in adjusted EBITDA in the December 2012 quarter, the segment had absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill in the prior quarter.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – PAPER

	September	December
	2012	2012	Variance
Financial ($ millions)
Sales	96	78	(18)

Freight and other deductions	13	11	2
Cost of sales	67	58	9
SG&A	2	3	(1)
Adjusted EBITDA	14	6	(8)
Depreciation and amortization	1	1	-
Operating earnings	13	5	(8)

Shipments
Coated bleached board (000's tonnes)	50	39	(11)
Newsprint (000's tonnes)	62	53	(9)
Total	112	92	(20)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,117	1,110	(7)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $6 million on sales of $78 million for the quarter ended December 2012, compared to adjusted EBITDA of $14 million on sales of $96 million in the prior quarter. Lower coated bleached board and newsprint shipments caused the $18 million decrease in sales.

In terms of markets, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $7 per short ton while the US $ reference price for newsprint was unchanged. Currency was slightly negative as the Canadian dollar averaged US $1.009, a 0.6% increase from US $1.003 in the prior quarter. Overall, pricing was unchanged from the prior quarter. Coated bleached board shipments were equal to 86% of capacity as compared to 111% in the prior quarter. The shipment to capacity percentage for newsprint was 89%, compared to 103% in the prior quarter. The previous quarter shipment levels were not sustainable and a reduction in the current quarter was anticipated. As well, the coated bleached board mill in Temiscaming incurred six days of planned maintenance downtime in the most recent quarter. This in turn increased their manufacturing costs by $2 million. Mill level costs at the newsprint mill increased by $3 million due primarily to higher electricity costs. In the prior quarter, the newsprint mill had benefited from the very low rates. The balance of the decline in adjusted EBITDA was driven by the lower shipments.

The Paper segment generated operating earnings of $5 million, compared to operating earnings of $13 million in the prior quarter. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	September	December
	2012	2012
Financial ($ millions)
General and administrative expenses	7	6
Share-based compensation	(1)	1
Other items:
Custodial - idled facilities	1	3
Sale of BC office	-	(2)
Operating expenses	7	8

The Company recorded a $1 million charge for share-based compensation in the current quarter as opposed to a $1 million credit in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $1 million charge in the December 2012 quarter relates primarily to an increase in share price as the value of the Company’s common shares increased from $2.08 to $2.72.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter compared to $1 million in the prior quarter. The increase was due to non-recurring expenses of $2 million to idle the Chetwynd, BC, high-yield pulp mill. This was partially offset by a gain of $2 million on the disposal of the Cranbrook, BC, office.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	December
	2012	2012
Interest on debt	11	11
Capitalized interest	(1)	(2)
Foreign exchange items	4	-
Employee future benefits	-	(2)
	14	7

There were no interest variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case in the September quarter, losses are generated. Capitalized interest is related to the Temiscaming Specialty Cellulose project. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the December 2012 quarter, the Company recorded a loss of $4 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $1.004.

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

INCOME TAXES

During the December 2012 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $4 million. The income tax expense reflected a $7 million unfavourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.3% . The December 2012 quarter absorbed a $5 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The September 2012 quarter absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized.

DECEMBER 2012 QUARTER VS SEPTEMBER 2012 QUARTER

NET LOSS

The Company generated a net loss of $10 million or $0.10 per share for the quarter ended December 29, 2012. This compares to a net loss of $47 million or $0.47 per share for the quarter ended September 29, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	September 29, 2012		December 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(47)	(0.47)	(10)	(0.10)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(11)	(0.11)	3	0.03
Asset impairment - Chetwynd pulp mill	37	0.37	-	-
Gain on sale of BC office	-	-	(1)	(0.01)
Costs for permanently idled facilities	1	0.01	2	0.02
Unrecognized deferred tax assets on above items	11	0.11	1	0.01
Net loss excluding specific items - not in accordance with IFRS	(9)	(0.09)	(5)	(0.05)

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the last two quarters:

	$ millions
	September	December
	2012	2012
Net loss	(47)	(10)
Foreign currency translation gain (loss) on foreign operations	(1)	6
Defined benefit pension plans loss	(42)	-
Other benefit plans gain	4	-
Total comprehensive loss	(86)	(4)

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the December 2012 quarter, the currency translation of the French operations generated a gain of $7 million, partially offset by a loss of $1 million relating to U.S. operations. During the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million, partially offset by a gain of $1 million relating to the U.S. operations.

During the September 2012 quarter, the Company recognized a charge of $42 million relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. An experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, led to a reduction in the Company’s obligations for other benefit plans. No adjustments were recorded in the December 2012 quarter.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	December	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	126	101	(25)	14	(39)
Specialty Cellulose Pulp	123	103	(20)	(1)	(19)
Paper Pulp	103	117	14	(10)	24
Paper	85	78	(7)	(4)	(3)
Corporate	2	4	2	-	2
	439	403	(36)	(1)	(35)
Less: Intersegment Sales	(38)	(27)	11
Sales	401	376	(25)

Sales decreased by $25 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.009, a 3.3% increase from US $0.977 in the prior year quarter. Forest Products segment sales decreased by $25 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales decreased by $20 million due to lower shipments. Paper Pulp segment sales increased by $14 million due to higher shipments, partially offset by lower prices. Paper segment sales decreased by $7 million due to lower shipments and prices.

ADJUSTED EBITDA
$ millions	December	December	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(11)	2	13	14	(1)
Specialty Cellulose Pulp	25	18	(7)	(1)	(6)
Paper Pulp	(7)	-	7	(10)	17
Paper	10	6	(4)	(4)	-
Corporate	(5)	(7)	(2)	-	(2)
	12	19	7	(1)	8

Adjusted EBITDA increased by $7 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $13 million from the prior year quarter due to higher prices. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $7 million due primarily to higher costs. Paper Pulp segment adjusted EBITDA increased by $7 million due to lower costs, partially offset by lower prices. Paper segment adjusted EBITDA decreased by $4 million because of lower prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	December	December	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(16)	-	16	13	1	2
Specialty Cellulose Pulp	23	15	(8)	(7)	(1)	-
Paper Pulp	(13)	(5)	8	7	1	-
Paper	9	5	(4)	(4)	-	-
Corporate	(5)	(8)	(3)	(2)	-	(1)
	(2)	7	9	7	1	1

The Company generated operating earnings of $7 million compared to an operating loss of $2 million in the same quarter a year ago. The previously noted increase in adjusted EBITDA led to the improvement in operating results. A more detailed explanation of segment variances is included in the analysis that follows.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	December
	2011	2012	Variance
Financial ($ millions)
Sales (1)	126	101	(25)

Freight and other deductions	12	9	3
Lumber export taxes	2	1	1
Cost of sales (1)	118	86	32
SG&A	5	3	2
Adjusted EBITDA	(11)	2	13
Depreciation and amortization	3	2	1
Other items - loss on sale/closure of flooring operations	2	-	2
Operating earnings (loss)	(16)	-	16

Shipments
SPF lumber (mmbf) - East	170	190	20
SPF lumber (mmbf) - West	79	-	(79)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	325	426	101
KD stud delivered G.L. (US $ per mbf)	304	376	72
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $2 million on sales of $101 million. This compares to negative adjusted EBITDA of $11 million on sales of $126 million in the comparable quarter of the prior year. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 79 million board feet of lumber in the prior year quarter and had generated lumber, chip and by-product revenues of $36 million. Sales also decreased by $9 million due to the divestiture of the hardwood flooring operations in November 2011. Higher prices and shipments from the Company’s Eastern sawmills increased sales by $20 million, offsetting the previously noted decreases.

Demand for SPF lumber improved with shipments equal to 84% of capacity, as compared to 75% in the year ago quarter. US $ reference prices for random lumber increased by US $101 per mbf while the reference price for stud lumber was up US $72 per mbf. Currency was unfavourable as the Canadian dollar averaged US $1.009, a 3.3% increase from US $0.977 in the prior year quarter. As a result of the net effect, the average selling price of SPF lumber increased by $74 per mbf, increasing adjusted EBITDA by $14 million. Cost of sales for the Eastern sawmills increased by $3 million, primarily for fibre. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two BC sawmills, which had generated negative $2 million of adjusted EBITDA in the prior year quarter.

During the December 2012 quarter, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior year quarter. The effective tax rate was 3.6% versus 5.9% in the year ago quarter. The prior year quarter included $1 million of export taxes for Western sawmill lumber shipments to the United States.

The Forest Products segment generated nil operating earnings, as compared to an operating loss of $16 million in the prior year quarter. The previously noted improvement in adjusted EBITDA accounted for the improvement in operating results. In the prior year quarter, the Company sold its Toronto, Ontario, flooring plant and concurrently closed its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	December	December
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp	98	81	(17)
Sales - Chemicals	25	22	(3)
	123	103	(20)

Freight and other deductions	10	7	3
Cost of sales	84	73	11
SG&A	4	5	(1)
Adjusted EBITDA	25	18	(7)
Depreciation and amortization	2	3	(1)
Operating earnings	23	15	(8)

Shipments
Specialty cellulose pulp (000's tonnes)	61	51	(10)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $18 million on sales of $103 million. This compares to adjusted EBITDA of $25 million on sales of $123 million in the year ago quarter. The $17 million decline in pulp sales was due primarily to lower shipments of viscose grade pulp.

The specialty cellulose market conditions were generally favourable in the most recent quarter. An increase in specialty grade prices was offset by a decline in viscose grade prices and a stronger Canadian dollar, which averaged 7.5% higher versus the euro. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 65% of capacity as compared to 79% in the year ago quarter. The relatively low level of shipments in the December 2012 quarter was due in part to the annual maintenance shutdown at the Temiscaming mill, which lasted 10 days. Inventories also increased by 4,700 tonnes due to logistical delays in shipping orders in the latter part of the quarter. The weaker euro provided a partial offset, reducing Tartas’ reported costs by $2 million. When combined with the lower shipments, adjusted EBITDA declined by $7 million.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million compared to operating earnings of $23 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – PAPER PULP

	December	December
	2011	2012	Variance
Financial ($ millions)
Sales (1)	103	117	14

Freight and other deductions	20	23	(3)
Cost of sales (1)	88	92	(4)
SG&A	2	2	-
Adjusted EBITDA	(7)	-	7
Depreciation and amortization	6	5	1
Operating loss	(13)	(5)	8

Shipments
NBSK pulp (000's tonnes)	34	56	22
High-yield pulp (000's tonnes)	117	134	17
Internal (000's tonnes)	17	15	(2)
Total	168	205	37

Reference Prices
NBSK - delivered China (US $ per tonne)	713	662	(51)
BEK - delivered China (US $ per tonne)	547	627	80
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated nil adjusted EBITDA on sales of $117 million. This compares to negative adjusted EBITDA of $7 million on sales of $103 million in the year ago quarter. The $14 million increase in sales was caused by higher shipments, partially offset by lower prices.

While market conditions for paper pulps improved in terms of demand, pricing was actually weaker than in the comparable quarter of the prior year. The reference price for NBSK declined by US $51 per tonne. While the reference price for BEK increased by $80 per tonne, this did not translate into higher selling prices for high-yield pulp. Instead, it only served to reestablish the normal premium for BEK pulp versus high-yield pulp. Currency was also unfavourable as the Canadian dollar averaged US $1.009, a 3.3% increase from US $0.977 in the year ago quarter. Overall, Canadian dollar prices declined by $49 per tonne reducing adjusted EBITDA by $10 million. Paper pulp shipments were equal to 98% of capacity as compared to 63% in the prior year quarter. Mill level manufacturing costs declined by $9 million, primarily at the Skookumchuck NBSK pulp mill. In the prior year quarter, the mill had absorbed costs related to 17 days of unplanned downtime due to problems associated with its recovery boiler. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $5 million in the year ago quarter. In the December 2012 quarter, increasing selling prices led to an increase of $2 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. This is the opposite of what occurred in the prior year quarter when declining selling prices led to a $1 million decrease in the carrying values of finished goods and raw material.

The Paper Pulp segment generated an operating loss of $5 million compared to an operating loss of $13 million in the comparable quarter of the prior year. The previously noted improvement in adjusted EBITDA positively impacted results.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – PAPER

	December	December
	2011	2012	Variance
Financial ($ millions)
Sales	85	78	(7)

Freight and other deductions	11	11	-
Cost of sales	62	58	4
SG&A	2	3	(1)
Adjusted EBITDA	10	6	(4)
Depreciation and amortization	1	1	-
Operating earnings	9	5	(4)

Shipments
Coated bleached board (000's tonnes)	39	39	-
Newsprint (000's tonnes)	57	53	(4)
Total	96	92	(4)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,110	(40)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $6 million on sales of $78 million. This compares to adjusted EBITDA of $10 million on sales of $85 million in the same quarter a year ago. Sales decreased by $7 million due to lower prices and shipments.

In terms of markets, coated bleached board was stable. Newsprint was also stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $40 per short ton while the reference price for newsprint was unchanged. Currency was unfavourable as the Canadian dollar averaged US $1.009, a 3.3% increase from US $0.977 in the prior year quarter. The combined effect was that overall pricing for both products declined, reducing adjusted EBITDA by $5 million. Coated bleached board shipments were equal to 86% of capacity as compared to 87% in the year ago quarter. Newsprint shipment to capacity was 89% compared to 94% in the prior year quarter. Mill level costs declined by $2 million primarily for purchased electricity at the Kapuskasing newsprint mill.

The Paper segment generated operating earnings of $5 million compared to operating earnings of $9 million in the prior year quarter. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	December	December
	2011	2012
Financial ($ millions)
General and administrative expenses	5	6
Share-based compensation	-	1
Other items:
Custodial - idled facilities	-	3
Sale of BC office	-	(2)
Operating expenses	5	8

The Company recorded a $1 million charge for share-based compensation in the current quarter, compared to a nil amount in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million charge in the December 2012 quarter relates to an increase in the share price as the value of the Company’s common shares increased from $2.08 to $2.72.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter, compared to a nil amount in the year ago quarter. The increase was primarily caused by non-recurring expenses of $2 million to idle the Chetwynd, BC, high-yield pulp mill. This was partially offset by a gain of $2 million on the disposal of the Cranbrook, BC, office.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	December
	2011	2012
Interest on debt	8	11
Capitalized interest	-	(2)
Foreign exchange items	1	-
Bank charges and other	1	-
Employee future benefits	-	(2)
	10	7

The interest expense relates primarily to interest on the 11.25% senior secured notes maturing in December 2018. In the prior year quarter, the amount of outstanding notes was US $255 million as compared to US $305 million during the most recent quarter. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case in the prior year quarter, losses are generated. Capitalized interest is related to the Temiscaming Specialty Cellulose project. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the December 2012 quarter, the Company recorded a loss of $4 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $1.004.

During the December 2011 quarter, the Company recorded a gain of $2 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.980.

INCOME TAXES

During the December 2012 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $4 million. The income tax expense reflected a $7 million unfavourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.3% . The December 2012 quarter absorbed a $5 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the December 2011 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $10 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The December 2011 quarter absorbed a $6 million unfavourable variance related to period losses for which no deferred tax asset was recognized.

DECEMBER 2012 QUARTER VS DECEMBER 2011 QUARTER

NET LOSS

The Company generated a net loss of $10 million or $0.10 per share for the quarter ended December 29, 2012, compared to a net loss of $16 million or $0.16 per share for the quarter ended December 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 24, 2011		December 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(16)	(0.16)	(10)	(0.10)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(2)	(0.02)	3	0.03
Sale of minority equity investment	(4)	(0.04)	-	-
Sale/closure of hardwood flooring plants	1	0.01	-	-
Gain on sale of BC office	-	-	(1)	(0.01)
Costs for permanently idled facilities	3	0.03	2	0.02
Unrecognized deferred tax asset on above items	1	0.01	1	0.01
Net loss excluding specific items - not in accordance with IFRS	(17)	(0.17)	(5)	(0.05)

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the December 2012 quarter and the comparable period a year ago:

	$ millions
	December	December
	2011	2012
Net loss	(16)	(10)
Foreign currency translation gain (loss) on foreign operations	(5)	6
Total comprehensive loss	(21)	(4)

Comprehensive items also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the December 2012 quarter, the currency translation of the French operations generated a gain of $7 million, partially offset by a loss of $1 million relating to U.S. operations. In the December 2011 quarter, the currency translation of the French operations generated a loss of $5 million.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12
Sales	452	448	421	401	407	415	443	376
Adjusted EBITDA	34	33	19	12	2	27	23	19
Depreciation and amortization	11	12	12	12	10	11	13	11
Other items	6	(7)	2	2	(5)	2	51	1
Operating earnings (loss)	17	28	5	(2)	(3)	14	(41)	7
Net earnings (loss)	6	17	(17)	(16)	(14)	(5)	(47)	(10)
Basic and fully diluted net earnings (loss) per share ($)	0.06	0.17	(0.17)	(0.16)	(0.14)	(0.05)	(0.47)	(0.10)
Comprehensive earnings (loss)	10	19	(83)	(21)	(14)	(10)	(86)	(4)

FINANCIAL POSITION

	($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	Jun 13	Sept 13
Cash flow from operations before working capital changes	2	(16)	16	11	(1)	-	-	-
Less:
Additions to property, plant and equipment	23	28	24	45	34	-	-	-
Interest on debt	8	9	10	11	11	-	-	-
Free cash flow (negative)	(29)	(53)	(18)	(45)	(46)	-	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes for the first quarter of fiscal 2013 was negative $1 million, compared to positive $2 million in the same period a year ago. After allowing for capital expenditures of $34 million and interest on debt of $11 million, free cash flow in the first quarter of fiscal 2013 was negative $46 million compared to negative $29 million in the prior year. During the most recent quarter, non-cash working capital items used $3 million.

Capital Expenditures

During the first quarter of fiscal 2013, capital expenditures totalled $34 million compared to $23 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The increase in capital expenditures in fiscal 2013 relates to one relatively large capital project. In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. During the quarter, $19 million was spent on the project, bringing total cumulative project expenditures to $78 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational.

FINANCIAL POSITION

While the cost of major equipment purchases related to the Temiscaming Specialty Cellulose project have been in line with expectations, initial quotes provided by potential vendors for construction labour exceeded the budgeted amounts. The Company has reviewed quotes to assess the underlying causes of these variances. The Company’s desire to complete certain elements prior to the onset of the winter months likely contributed to the cost pressures. Given these circumstances, the Company decided to reduce construction activity over the winter months.

As a result, the boiler start-up, initially scheduled for December 2013, will likely be delayed by approximately three months. The impact on the start-up of the turbine, scheduled for May 2014, is still under review. The Company’s view is that these actions are necessary and prudent under the circumstances.

The following table summarizes capital expenditures by segment:

Quarter ended	December	December
$ millions	2011	2012
Forest Products	4	2
Specialty Cellulose Pulp	12	26
Paper Pulp	5	5
Paper	2	1
Corporate	-	-
	23	34

Liquidity

At the end of December 2012, the Company had total cash (including restricted cash) of $57 million plus unused operating lines of $34 million, for total liquidity of $91 million. At September 2012, the date of the last audited financial statements, the Company had net cash of $92 million and unused operating lines of $48 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. Liquidity is also being negatively impacted by the significant solvency contributions that are being made to fund defined benefit pension plans. In order to address this situation, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December
	2012	2012
Borrowing base	187	170
Less: availability reserve	(23)	(19)
Net availability	164	151

Outstanding letters of credit	(48)	(48)
Amount drawn	(68)	(69)
Unused amount	48	34

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $4 million at the end of the December 2012 quarter.

FINANCIAL POSITION

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims could have priority over prior registered security interests in accounts receivable and inventory of Ontario pension plan sponsors. This decision is currently being appealed to the Supreme Court of Canada. In November 2012, the agent for the ABL lender’s syndicate expressed concern regarding the Company’s Ontario defined benefit plan solvency deficits. In light of the uncertainty surrounding the Indalex decision, the agent indicated that the lenders would likely establish a borrowing base reserve if the Company requested any further utilization of the ABL facility before the priority issue was satisfactorily resolved by the Supreme Court of Canada.

The Company is currently under discussions with the ABL agent regarding this situation. The ruling of the Supreme Court of Canada is expected in the near term and the Company anticipates it will resolve the situation. The Company’s liquidity position at December 29, 2012, was $91 million, including $22 million related to the unutilized portion of the ABL.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	Jun 13	Sept 13
Net debt / total capitalization	34%	37%	40%	45%	50%	-	-	-
Adjusted EBITDA / interest on indebtedness (times)	1.5	0.4	2.9	2.2	1.9	-	-	-

During the March 2012 quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of December 2012, the Company had drawn $24 million on the facility.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The interest rate on this tranche was set at 6.35% . The final $10 million tranche will be advanced by June 2013 at the latest.

The two previously noted facilities will fund $105 million of the $190 million required to complete the Temiscaming, Quebec, specialty cellulose project.

FINANCIAL POSITION

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a relatively strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 50% as at December 29, 2012, as compared to 45% at the end of the prior fiscal year. The increase was due to a decrease in cash balances, combined with higher debt due primarily to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

Credit Ratings

Pursuant to the issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at January 31, 2013, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 29, 2012). During the December 2012 quarter, the Company granted an option to acquire 3 million common shares of the Company at a price of $7 per share. The option expires on August 30, 2017.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 29, 2012, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

Overall, the December 2012 quarterly results were in line with expectations. The Forest Products segment results declined versus what had been a very strong September quarter. The seasonal reduction in stud lumber prices combined with planned production curtailments during the holiday period reduced adjusted EBITDA. Looking ahead, the normal seasonal increase in prices is anticipated in the March quarter. While the recent housing statistics in the United States are encouraging, we continue to forecast a slow and gradual recovery in housing, with lumber demand and prices following a similar pattern. The Specialty Cellulose Pulp segment results were negatively impacted by the annual planned maintenance outage at the Temiscaming facility. Market conditions for specialty grades were stable while viscose grade prices continued to trend downwards. We anticipate a continued stable market for specialty grades. However, growth in this market has slowed and the Company’s plans to increase volumes and reduce viscose grade production are being delayed. The Company will continue to maintain a relatively modest exposure of 30,000 to 40,000 tonnes per year to the viscose market. The latter market is currently under pressure as new capacity is exceeding demand growth. While the adjusted EBITDA improvement in the Paper Pulp segment was significant, it was coming off a very difficult September quarter, which had included a costly annual planned maintenance outage at the Skookumchuck pulp mill. The closure of the relatively high cost Chetwynd mill in the prior quarter also had the expected positive effect on segment performance. The Company anticipates further cost reduction when the new anaerobic plant in Matane becomes fully operational. However, paper pulp markets remain relatively weak as evidenced by the segment’s breakeven results in the most recent quarter. While we have seen the implementation of small increment price increases, we expect the market for paper pulp to remain challenging in the near term. Paper segment results declined as the prior quarter had benefited from very strong shipment levels as well as very low energy costs at the newsprint mill in Kapuskasing. Looking forward, prices for coated bleached board should be stable while newsprint prices may see a small decline. Recently restarted newsprint capacity combined with continued declining North American demand will not be conducive to improved prices. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $78 million has been spent on the Temiscaming specialty cellulose project to the end of the December 2012 quarter. The project schedule and total estimated costs are currently under review. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact manufacturing costs and adjusted EBITDA in the coming quarters. As noted in the quarterly disclosure material, the assets and liabilities of the Skookumchuck, BC, NBSK pulp mill have been classified as held for sale. The Company is currently in discussions with potential buyers and any future developments will be disclosed as they occur.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2012				Fiscal 2013
		Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Shares outstanding - end of quarter (millions)		100	100	100	100	100	-	-	-
Book value per share ($)		2.12	1.98	1.88	1.02	1.01	-	-	-
Foreign exchange:
1 C $ = US $	- average	0.977	0.998	0.991	1.003	1.009	-	-	-
	- period end	0.980	1.001	0.976	1.017	1.004	-	-	-
1 euro = US $	- average	1.350	1.309	1.286	1.250	1.297	-	-	-
	- period end	1.304	1.326	1.256	1.284	1.322	-	-	-
1 euro = C $	- average	1.382	1.312	1.298	1.246	1.286	-	-	-
	- period end	1.331	1.325	1.287	1.263	1.317	-	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Operating earnings (loss)	(2)	(3)	14	(41)	7	-	-	-
Depreciation and amortization	12	10	11	13	11	-	-	-
Other items	2	(5)	2	51	1	-	-	-
Adjusted EBITDA	12	2	27	23	19	-	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	(1)	Mar 13	Jun 13	Sep 13
Long-term debt	269	314	318	323	348		-	-	-
Net unamortized financing costs	13	11	12	13	16		-	-	-
Current portion of long-term debt	18	19	16	16	16		-	-	-
Operating bank loans / Bank indebtedness	48	69	68	68	69		-	-	-
Less: total cash	(86)	(127)	(101)	(92)	(57)		-	-	-
Net debt	262	286	313	328	392		-	-	-
Other long-term liabilities and credits	292	282	277	304	292		-	-	-
Shareholders' equity	212	198	188	102	101		-	-	-
Total capitalization	766	766	778	734	785		-	-	-

Net debt to total capitalization ratio	34%	37%	40%	45%	50%		-	-	-
(1) Ratio is calculated excluding "held for sale" reclassifications